SCHMID Group N.V. | Robert-Bosch-Str. 32-36 | 72250 Freudenstadt

May 22, 2026

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F. Street, N.E.
Washington, D.C. 20549

Re: SCHMID Group N.V. (the “Company”)
Registration Statement on Form F-1
File No. 333-296006

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM today, Friday May 22, 2026, or as soon thereafter as is practicable.

We request that we be notified of such effectiveness by a telephone call or email to our counsel Mr. Axel Wittmann at +49 69 7199 1528 or +49 175 730 5058, Axel.Wittmann@CliffordChance.com.

Very truly yours,

SCHMID Group N.V.

By:	/s/ Arthur Schuetz
Name:	Arthur Schuetz
Title:	Chief Financial Officer